Exhibit 99.3

Q3 2016 % Change Y/Y Total Revenues $124.2 million +13% Sparkling Water Maker Units 788,000 +23% CO 2 Refill Units 7.7 million +9% Flavor Units 5.5 million - 19% Net Income $14.9 million +565% EPS (1) $0.69 +547% Net Income vs. 2015 Non - IFRS (2) $14.9 million +217% EPS vs. 2015 Non - IFRS (2) $0.69 +209% Financial Highlights Q3 2016 (1) Based on 21.7 million weighted shares outstanding in Q3 2016 and 21.1 million weighted shares outstanding in Q3 2015 (2) 2015 Non - IFRS excluding restructuring

Quarterly Revenue 2014 - 2016 (in $ millions) Quarterly Revenue Change 118.2 141.2 125.9 126.5 91.3 101.7 110.0 112.9 100.9 119.2 124.2 Q1 Q2 Q3 Q4 2014 2015 2016

Quarterly Sparkling Water Maker Unit Sales 2014 - 2016 (in thousands ) Quarterly Sparkling Water Maker Units Change 604 785 818 1,018 518 491 639 769 575 637 788 Q1 Q2 Q3 Q4 2014 2015 2016

Quarterly Refill Unit Sales 2014 - 2016 (in millions) Quarterly CO 2 Refill Units Change 5.8 6.5 6.4 6.3 6.0 6.9 7.0 6.7 6.8 7.5 7.7 Q1 Q2 Q3 Q4 2014 2015 2016

Quarterly Flavor Unit Sales 2014 - 2016 (in millions) Quarterly Flavor Units Change 8.4 9.3 7.6 6.1 4.9 5.1 6.7 5.6 5.3 6.0 5.5 Q1 Q2 Q3 Q4 2014 2015 2016

Consolidated Statements of Operations Q 3 - 2016 vs. Q 3 - 2015 2015 2016 Reported Reported (Unadjusted) Restructuring Adjusted (Unaudited ) (Unaudited ) (Unaudited ) (Unaudited) Revenue $110,015 $ 110,015 $124,228 Cost of revenue 59,255 ( $2,455) 56,800 59,889 Gross profit 50,760 $2,455 53,215 64,339 Operating expenses Sales and marketing 36,031 36,031 34,943 General and administrative 11,772 11,772 10,833 Total operating expenses 47,803 47,803 45,776 Operating income 2,957 $2,455 5,412 18,563 Interest expense (income), net (62) (62) 115 Other financial expense (income), net (10) (10) 95 Total financial expense (income), net (72) (72) 210 Income before income taxes 3,029 $2,455 5,484 18,353 Income tax expense 787 787 3,443 Net income for the period $2,242 $2,455 $4,697 $14,910 Net income per share Basic $0.11 $ 0.11 $0.22 $0.70 Diluted $0.11 $ 0.11 $0.22 $0.69 Weighted average number of shares Basic 21,041 21,041 21,198 Diluted 21,118 21,118 21,701

Consolidated Statements of Operations YTD Sep - 2016 vs. YTD Sep - 2015 2015 2016 Reported Reported (Unadjusted) Restructuring Adjusted (Unaudited ) (Unaudited ) (Unaudited ) (Unaudited) Revenue $300,193 $2,820 $303,013 $344,265 Cost of revenue 155,455 ( $4,527) 150,928 168,285 Gross profit 144,738 $7,347 152,085 175,980 Operating expenses Sales and marketing 103,610 103,610 105,636 General and administrative 34,869 34,869 32,383 Other expenses 0 0 2,327 Total operating expenses 138,479 138,479 140,346 Operating income 6,259 $7,347 13,606 35,634 Interest expense (income), net 64 64 369 Other financial expense (income), net (5,212) (5,212) 945 Total financial expense (income), net (5,148) (5,148) 1,314 Income before income taxes 11,407 $7,347 18,754 34,320 Income tax expense 2,158 2,158 5,502 Net income for the period $9,249 $7,347 $16,596 $28,818 Net income per share Basic $0.44 $0.35 $0.79 $1.36 Diluted $0.44 $0.35 $0.79 $1.35 Weighted average number of shares Basic 21,030 21,030 21,145 Diluted 21,111 21,111 21,297